UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of February 2019

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Earnings Release August 14, 2019

Conference Call in English

August 15, 2019
10:00 a.m. (Brasília) / 9:00 a.m. (NY) / 2:00 p.m. (UK)
Webcast: click here
Telephone: 1 866 890 2584 (US)/
+55 (11) 2188-0155 (Other countries) / Code: Oi
Replay available until 8/22/2019:
+55 (11) 2188-0400
Replay code: Oi

Conference Call in Portuguese

SIMULTANEOUS TRANSLATION

August 15, 2019
10:00 a.m. (Brasília) /
9:00 a.m. (NY) / 2:00 p.m. (UK)
Webcast: click here
Telephone: +55 (11) 2188-0155
Code: Oi
Replay available until 8/22/2019:
+55 (11) 2188-0400
Replay code: Oi

Consolidated Information and Results (Unaudited)

This report contains the operating and financial performance of Oi S.A. – under Judicial Reorganization ("Oi S.A." or "Oi" or "Company") – and its subsidiaries for the second quarter of 2019.

OIBR LISTED NYSE OIBR4 NÍVEL 1 BM&FBOVESPA OIBR3 NÍVEL 1 BM&FBOVESPA CDP DRIVING SUSTAINABLE ECONOMIES THE GLOBAL COMPACT WE SUPPORT

2Q19 HIGHLIGHTS OF BRAZILIAN OPERATIONS

2.8    HOMES PASSED WITH FIBER (FTTH) AT THE END OF JULY

•      HPs are expected to reach 4,6 million in 2019 and 16 million in 2021.

10.2     % TAKE-UP OF HOMES PASSED WITH FIBER IN JULY

•      In July, we achieved 291 thousand of clients connected with FTTH,

33% MARKET SHARE OF POSTPAID NET ADDS IN 2Q19

•      Sales activity intensification, combined with new promotions and migration from the prepaid base contributed to the strong performance of the postpaid base in recent quarters.

11.5         % YEAR-ON-YEAR GROWTH IN POSTPAID CUSTOMER REVENUES

•        Strong customer base growth contributed to the increase in postpaid revenues.

27% OF ANNUAL GROWTH IN IT CORPORATE REVENUES

•      IT revenues are one of the main growth drivers of the corporate segment, due to high value-added products.

Summary

Table 1 – Highlights

in R$ million or otherwise stated	2Q19	2Q18	1Q19	YoY	QoQ	2019	2018	YoY
Oi S.A. Consolidated								
Total Net Revenues	**5,091**	**5,545**	**5,130**	**-8.2%**	**-0.8%**	**10,221**	**11,214**	**-8.8%**
Routine EBITDA	**1,218**	**1,563**	**1,251**	**-22.1%**	**-2.6%**	**2,468**	**3,135**	**-21.3%**
Routine EBITDA Margin (%)	23.9%	28.2%	24.4%	-4.3 p.p.	-0.5 p.p.	24.1%	28.0%	-3.8 p.p.
Routine EBITDA - IFRS16	**1,599**	**n.a.**	**1,627**	**n.a.**	**-1.8%**	**3,226**	**n.a.**	**n.a.**
Routine EBITDA Margin (%) - IFRS16	31.4%	n.a.	31.7%	n.a.	-0.3 p.p.	31.6%	n.a.	n.a.
Net Income (Loss) attributable to owners of the Company	-1,559	-1,258	568	24.0%	n.m.	-991	29,286	n.m.
Net Debt	12,573	10,021	10,107	25.5%	24.4%	12,573	10,021	25.5%
Available Cash	4,296	5,199	6,267	-17.4%	-31.5%	4,296	5,199	-17.4%
CAPEX	2,061	1,368	1,725	50.7%	19.5%	3,786	2,495	51.7%

in R$ million or otherwise stated	2Q19	2Q18	1Q19	YoY	QoQ	2019	2018	YoY
BRAZIL								
Revenue Generating Units - ('000)	**55,870**	**59,071**	**56,623**	**-5.4%**	**-1.3%**	**55,870**	**59,071**	**-5.4%**
Residential	14,011	15,413	14,336	-9.1%	-2.3%	14,011	15,413	-9.1%
Personal Mobility	34,701	36,477	34,894	-4.9%	-0.6%	34,701	36,477	-4.9%
B2B	6,761	6,541	6,774	3.4%	-0.2%	6,761	6,541	3.4%
Public Telephones	396	640	619	-38.1%	-36.0%	396	640	-38.1%
Total Net Revenues	**5,046**	**5,490**	**5,086**	**-8.1%**	**-0.8%**	**10,132**	**11,112**	**-8.8%**
Net Service Revenues(1)	**5,004**	**5,452**	**5,038**	**-8.2%**	**-0.7%**	**10,042**	**11,027**	**-8.9%**
Residential	1,857	2,114	1,880	-12.1%	-1.2%	3,738	4,315	-13.4%
Personal Mobility	1,691	1,756	1,699	-3.7%	-0.4%	3,390	3,524	-3.8%
Customer (3)	1,633	1,638	1,624	-0.3%	0.6%	3,257	3,274	-0.5%
B2B	1,418	1,524	1,417	-7.0%	0.1%	2,834	3,072	-7.7%
Net Customer Revenues(2)	**4,900**	**5,280**	**4,919**	**-7.2%**	**-0.4%**	**9,819**	**10,654**	**-7.8%**
Routine EBITDA	**1,208**	**1,555**	**1,239**	**-22.4%**	**-2.5%**	**2,446**	**3,122**	**-21.6%**
Routine EBITDA Margin (%)	23.9%	28.3%	24.4%	-4.4 p.p.	-0.4 p.p.	24.1%	28.1%	-4.0 p.p.
CAPEX	2,057	1,366	1,718	50.6%	19.8%	3,774	2,490	51.6%
Routine EBITDA - CAPEX	-849	190	-479	-547.5%	77.4%	-1,328	632	-310.2%

(1)    Excludes handset revenues.

(2)      Excludes handset and network usage revenues.

IFRS 16 - Leases

As of January 1, 2019, the Company began adopting the IFRS 16 standards that came into effect then. The standard sets forth the principles for the recognition, measurement, presentation and disclosure of leases and requires tenants to account for all leases under a single model in the balance sheet.

For comparison purposes, we excluded the effects of this standard in the sections of this document, and we highlight all the effects of the adoption of the IFRS 16 in Tables 17 and 18 at the end of this document.

Net Revenue

Table 2 – Breakdown of Net Revenues

In 2Q19 consolidated net revenues totaled R$ 5,091 million, down 8.2 from 2Q18 and 0.8    lower than in the previous quarter. Net revenues from Brazilian operations (“Brazil”) came to R$ 5,046 million in 2Q19 (-8.1 y.o.y. and -0.8     q.o.q.), while net revenues from international operations (Africa and East Timor) totaled R$ 45 million, drop off -18.5 compared with 2Q19 and increase of 2.6 versus last quarter.

  BRAZIL

Net revenue from Brazilian operations totaled R $ 5,046 million, down 8.1 compared to 2Q18. The three segments (Residential, Personal Mobility and B2B) continue to be impacted by the drop in voice traffic. On the other hand, the growth in Personal Mobility data revenue, Residential FTTH revenue and Corporate IT revenue partially offset this decline.

In the quarterly comparison it is already possible to observe an improvement in the trend, with the sequential variation approaching stability (-0.8 , compared to 1Q19). Fiber customer base growth and strong postpaid growth in mobility have helped offset some of the decline in copper (fixed voice and broadband) and prepaid services, consistently reducing the pace of revenue decline total.

Total net service revenues, which exclude revenues from handset sales, stood at R$ 5,004 million in 2Q19 (-8.2   y.o.y. and -0.7  q.o.q.). Total net customer revenues, which exclude network usage and handset revenues, came to R$ 4,900 million (-7.2 y.o.y. and -0.4 q.o.q.).

Residential

Table 3 – Net Revenues, RGUs and ARPU of the Residential segment

Net revenues from the Residential segment totaled R$ 1,857 million in 2Q19 (-12.1    y.o.y. and -1.2    q.o.q.). The decline in net revenues slowed down compared to previous quarters and continued to be impacted by lower fixed voice usage, partially offset by higher fiber revenues, which contributes to reducing the impact of losses on copper revenues. The Fiber Expansion Plan is the main lever for the reversal of the residential segment revenue trajectory

In light of the downturn in the Residential segment, the Company continued to accelerate investments in fiber in order to deliver high-speed broadband to our customers’ homes and provide a better experience, advancing the strategy in order to increase profitability in the segment. The fiber expansion project and its innovative approach, called “Network Reuse” (FTTH), are presenting consistent results. The Company closed 2Q19 with 2.5 million homes passes and more than 237 thousand homes connected.

Oi ended 2Q19 with 14,011 thousand RGUs in the Residential segment (-9.1y.o.y. and -2.3 q.o.q.), mainly due to the reduction in both the copper broadband and the fixed line customer bases, the latter as a result of the natural market trend of reducing voice usage.

Residential ARPU

Residential ARPU totaled R$ 78.9 in 2Q19, down 0.6 from 2Q18 and up 1.8 over 1Q19, driven by growth in broadband and pay-TV ARPU in the period.

Fixed Line

The Company closed 2Q19 with 7,770 thousand fixed line customers in the Residential segment (-11.9   y.o.y. and -2.9 q.o.q.), In the fixed line business, we see the market trend of declining demand for voice services, which are increasingly being replaced by mobile services, especially data services. As a result, fixed line ARPU, considering interconnection revenues, fell 10.6 year on year.

The Company’s strategy has been to increasingly focus on more profitable, bundled offers in order to build customer loyalty, thereby reducing churn rates in this segment. In 2Q19, the number of households with more than one Oi product grew 0.4 p.p. over 2Q18 and remained in line with 1Q19.

Broadband

Oi ended 2Q19 with 4,672 thousand fixed broadband RGUs in the Residential segment (-7.5 y.o.y. and -1.8 q.o.q.). The percentage of fixed line customers who also have broadband reached 60.1, an all-time high, reinforcing the efficiency of the commercial strategy of selling voice, data and pay-TV bundles.

Intense competition from regional players who offer broadband services in small towns outside major urban centers continues to be the main obstacle to broadband growth.

Most of the Company’s current broadband base is composed of copper accesses (VDSL and ADSL). In accordance with the strategic plan, the Company has been intensifying its commercial activity based on different regional approaches, as well as taking specific measures to tailor offers to different consumer market. At the same time, it is accelerating the expansion and migration of customers to the fiber, the main driver of resumption of growth, based on Oi’s outstanding infrastructure.

Fiber

In 2Q19, Oi continued to accelerate investments using the “Reuse” strategy. At the end of 2Q19, we reached 2.5 million homes passed (HPs), 800 thousand of which built in the second quarter. The Company currently has the capacity to build more than 350 thousand homes passed per month. In addition, according to the Company’s strategic plan, the goal is to reach 4.6 million homes passed by the end of 2019 and 16 million homes passed by the end of 2021.

We closed 1H19 with over 237 thousand homes connected (HCs) to the fiber and a take-up rate of 9.7 . Oi Fibra was present in 59 municipalities at the end of 2Q19. In July we reached 2.9 million HPs and 290,000 connected homes, advancing to 10.2 occupancy rate. In addition, with the strategy of accelerating FTTH sales, Oi also continues to selling IPTV in fiber.

The Company's strategic focus is to leverage the undisputed leadership in fiber and infrastructure, maximizing value across all business segments. Oi currently has over 360,000 kilometers of fiber in the country.

Oi Pay TV

The Residential pay-TV base grew 1.6 over 2Q18 and remained in line with the previous quarter (-0.3), totaling 1,569 thousand RGUs.

The number of pay-TV RGUs increased by 25 thousand over 2Q18, but declined by 5 thousand from 1Q19. Oi TV’s penetration in households with an Oi fixed line reached 20.2 in 1Q19 (+2.7 p.p. y.o.y. and +0.5 p.p. q.o.q.). Reinforcing the effectiveness of sales of voice, broadband and pay-TV bundles. Pay-TV ARPU rose 0.5 from 1Q19.

Personal Mobility

Table 4 – Net Revenues and RGUs of the Personal Mobility segment

(1)    Excludes handset and network usage revenues.

(2)      Includes postpaid plans, Oi Controle, bundled mobile services and 3G (mini-modem).

Personal Mobility net revenues totaled R$ 1,732 million in 2Q19 (-3.4 y.o.y. and -0.8 q.o.q.). In the annual comparison, the main impacts were the decline in interconnection tariffs and the shrinkage of the prepaid segment, as observed in the first quarter of 2019. In the positive side, the growth of the postpaid customer base and the revenue of these products are contributing to reverse the revenue negative trend curve.

The prepaid business is following the downward market trend and continues to be impacted by slow economic recovery and high unemployment rates. In addition, the reduction in interconnection tariffs and migration from voice to data also contributed to the decline in prepaid revenues. On the other hand, this movement observed in the prepaid segment benefits the postpaid segment, as prepaid customers migrate to more attractive offers. As a result, 1,500 thousand users were added to our postpaid base year on year.

Most mobile revenues are currently coming from Postpaid plans. The positive performance of postpaid products was due to the strategy of converting prepaid customers combined with Oi’s new offering portfolio, which is significantly simpler and more aligned with the market trend of migration from voice to data services. The launch of the new portfolio was made possible by continued investments in 4G and 4.5G, which increased the network’s traffic capacity, leading to improved usage performance and, consequently, a substantial improvement in the customer experience.

Customer revenues, which exclude interconnection and handset revenues, totaled R$ 1,633 million in 2Q19, in line with 2Q18 (-0.3) and 0.6 higher than in 1Q19. In the same period, data revenues came to R$ 1,372 million, an increase of 23.7 over 2Q18 and 2.9 over 1Q19, accounting for 84.0 of total customer revenues in the quarter (versus 67.7 in 2Q18).

Network usage revenue totaled R$ 58 million, a 50.2 reduction compared to the same period of 2018 and 21.8  quarter-on-quarter. The annual comparison is impacted by the reduction in MTR rates.

Oi closed the quarter with 34,701 thousand RGUs in the Personal Mobility segment, down 4.9 from 2Q18. Oi recorded 1,775 thousand net disconnections between 2Q18 and 2Q19, comprising 3,275 thousand net disconnections in the prepaid segment and 1,500 thousand net adds in the postpaid segment. In the sequential comparison, RGUs edged down 0.6 . The prepaid segment fell 2.3, closing 2Q19 with 26,168 lines, while the postpaid segment recorded 420,000 net adds, an increase of 5.2 , closing the quarter with 8,533 RGUs.

Oi’s total mobile customer base (Personal Mobility + B2B) totaled 37,513 RGUs in 2Q19, 2,812 of which in the B2B segment.

Prepaid

The prepaid customer base closed 2Q19 with 26,168 thousand RGUs, down 11.1 from 2Q18. Some factors influence these data: (i) the policy of disconnection of inactive customers; (ii) the migration of customers from the prepaid to the postpaid segment; and (iii) the trend of consolidation of SIM cards in the market. Recharge volume decreased 6.6 from 2Q18 and 1.3 from 1Q19. The number of customers making recharges fell 2.0 from 1Q19 and 10.3 from 2Q18, mainly due to (i) a decline in the prepaid market as a whole and (ii) high unemployment rates, which have a direct impact on prepaid revenues. This had a negative impact on revenues (including long distance revenues) of 10.3 year on year and 1.1 quarter on quarter. As a result, prepaid ARPU fell 1.4 from 2Q18, but rose 0.6 over 1Q19.

Postpaid

Oi closed the quarter with 8,533 thousand RGUs in the postpaid segment (+21.3 y.o.y. and +5.2 q.o.q.), as a result of more competitive offerings and the strategy of encouraging prepaid customers to migrate to postpaid plans. Gross adds grew 68,4 over 2Q18 and 12,7 over in 1T19, resulting in net adds of 1,500 thousand RGUs over the year and 420 thousand RGUs over the trimester. The market share of net adds accelerated the pace of growth to 33 in 2Q19. As a result, this segment already accounts for 24.6 of the total Personal Mobility base and is expected to grow even further in the coming quarters.

The positive physical results were reflected in revenues (including long-distance revenues), which climbed 11.5 over 2Q18 and 2.5 over 1Q19. Offering simplification and innovation, more aggressive sales, a strategy focused on regional offerings and the refarming of the 1.8Ghz frequency range for 4G and 4.5G were the main drivers of these results in the postpaid segment.

2G, 3G, 4G and 4.5G Coverage

Oi’s 2G coverage reached 3,451 municipalities (93 of the country’s urban population). In the same period, the 3G coverage reached 1,644 municipalities (+0.9 y.o.y.), or 82 of the Brazilian urban population.

At the end of 2Q19, 4G coverage reached 907 municipalities (+9 y.o.y.), or 74 of Brazil’s urban population, 1 p.p. more than in 2Q18. In addition, 4.5G coverage reached 34 municipalities, around 12 of the urban population.

Mobile ARPU

Mobile ARPU stood at R$ 16.10 in 2Q19 (+0.2 y.o.y. and +0.1 q.o.q.). Excluding MTR revenues, mobile ARPU increased 3.7 over 2Q18 and 1.0 over 1Q19.

B2B

Table 5 – Net Revenues and RGUs of the B2B segment

(1) Includes postpaid plans, Oi Controle, bundled mobile services and 3G (mini-modem).

Net revenues in the B2B segment amounted to R$ 1,419 million in 2Q19, 6.9 less than in 2Q18, mainly due to the decline in voice traffic, following the market trend, and the cut in the regulated fixed-to-mobile (VC) and interconnection (MTR) tariffs. Compared to 1Q19, net revenues remained flat, edging up 0.1. The sluggish economic recovery has been slowing down recovery in the segment.

The Company remained competitive and closed 2Q19 with 6,761 thousand RGUs, 3.4 more than in 2Q18 and in line with the previous quarter (-0.2 ), mainly due to an increase in the mobile base (+16.8 y.o.y. and +1.7 q.o.q.) and the pay-TV base (+15.3 y.o.y. and +6.3 q.o.q.). In 2Q19, the number of RGUs increased by 220 thousand over 2Q18, but decreased by 13 thousand compared to 1Q19.

The number of Corporate RGUs increased both in year-on-year and in quarter-on-quarter terms. The Company’s strategy to increase revenues is based on the intensification of the offer of digital and IT solutions, the improvement of the revenue mix and meeting the growing demand for corporate projects. Oi will become an integrator and provider of IT and telecommunication solutions, through advisory and customized positioning, creating value for the customer. We are offering an extensive portfolio of IT solutions, impacting customers throughout the value chain, from connectivity to ICT solutions, focused on IoT, cloud, outsourcing and professional services, among other strategic services. Net IT revenues grew 26.8 over 2Q18 and 3.9 over 1Q19.

In the SME segment, the Company is adopting the Corporate strategy for medium enterprises and the B2C strategy for small enterprises, given their market similarities. Oi continues to market regional offerings and intensify its commercial actions together with the “Network Reuse” approach for FTTH.

In the Wholesale segment, the strategy has been to increase the share of unregulated revenues in total revenues, expand opportunities by investing in last-mile and on-site fiber, and take advantage of extensive and non-replicable infrastructure. In 2019, the segment is seeking to seize opportunities to expand fiber and prepare the network for 5G.

With the growing data demand, acceleration of the fiber project and its infrastructure differential, the Company aims to position itself as the leading national transmission and network provider, and the facilitator of 5G infrastructure in Brazil, capturing a huge value potential in the wholesale market.

Additionally, the company expects to leverage this same fiber capillarity to also reposition itself in the Corporate market as a provider of integrated Telecom and ICT solutions, capturing an increasing revenue share from this growing market.

Operating Costs and Expenses

Table 6 – Breakdown of Routine Operating Costs and Expenses

Consolidated routine opex, including international operations, totaled R$ 3,874 million in 2Q19 (-2.7 y.o.y. and -0.1 q.o.q.).

Routine opex from Brazilian operations amounted to R$ 3,839 million in 2Q19, declining 2.4 from 2Q18 and 0.2 from 1Q19. Considering inflation (IPCA) of 3.37 in the last 12 months, this result corresponded to a decrease of 5.61in real terms compared to 2Q18.

This decline in costs and expenses has been based on efficiency and productivity gains, reflected in ongoing improvements in operational, quality and digital transformation indicators.

Personnel

Personnel expenses totaled R$ 589 million, in line with 2Q18 (R$ 589 million) and 1Q19 (R$ 594 million).

Interconnection

Interconnection costs in Brazil ended 2Q19 at R$ 104 million, down 34.2 from 2Q18 and 23.5 lower than in 1Q19, mainly as a result of the decline in the regulated tariffs.

Third-party Services

Costs and expenses related to third-party services in Brazilian operations totaled R$ 1,493 million in 2Q19, an increase of 3.8 over 2Q18, mainly due to the intensification of the Company's commercial activity, impacting selling expenses.

Network Maintenance Services

Network maintenance service costs and expenses in Brazilian operations totaled R$ 256 million in 2Q19, 5.5 lower than in 2Q18 and down 6.7 from 1Q19, This decline was mainly due to lower pay phone expenses, following the approval of the General Plan of Universalization Goals - PGMU and gains from contract renegotiations.

The reduction in network maintenance service costs and expenses was the result of our continuous efforts to increase efficiency in field operations, as well as process and customer service digitalization (Digital CO).

Handset Costs/Other (COGS)

Handset costs in Brazilian operations amounted to R$ 44 million in 2Q19, an increase of 34.6 over 2Q18, due to a change in the Company’s strategy over the period, with the offer of more aggressive discounts on handset sales in the postpaid segment.

These costs declined 8.1from 1Q19, due a reduction in the number of handsets sold.

Marketing

Marketing expenses totaled R$ 113 million in 2Q19, a 16 increase over 2Q18, due to intensified sales campaigns.

In the second half of 2019, the Company continued to step up its commercial activities. Marketing expenses moved up 59.4 , due to the Mother’s Day campaign and campaigns for prepaid, postpaid and fiber service offerings.

Rent and Insurance

Rent and insurance expenses in Brazilian operations totaled R$ 1,053 million in 2Q19, in line with 2Q18 and edging up 1.5 over 1Q19, due to satellite expenses.

Provision for Contingencies

The provision for contingencies in Brazilian operations totaled R$ 54 million in 2Q19, 20.3 less than in 2Q18, due to lower volume of strategic civil claims, provisions for Anatel-related contingencies and labor provisions. These gains were offset by an increase in tax and corporate claims. Compared to 1Q19, this provision fell by R$ 5 million.

Provision for Bad Debt

The provision for bad debt totaled R$ 130 million in 2Q19, 34.2 lower than in 2Q18, due to an improvement in default levels in the Retail segment. Compared to 1Q19, the provision for bad debt fell 4.9.

EBITDA

Table 7 – EBITDA and EBITDA margin

Consolidated routine EBITDA totaled R$ 1,218 million in 2Q19, falling 22.1 from 2Q18 and edging down 2.6 from R$ 1,251 million in 1Q19.

Routine EBITDA from Brazilian operations amounted to R$ 1,208 million in 2Q19 (-22.4 y.o.y. and -2,5 q.o.q.). The routine EBITDA margin from Brazilian operations was 23.9 , 4.4 p.p. lower than in 2Q18 and in line with 1Q19 (-0.4 p.p.). The EBITDA performance was driven by a reduction in revenues, mainly in the Residential segment, which outpaced the cost reduction made by the company.

Routine EBITDA from international operations (Africa and East Timor) came to R$ 10 million in the quarter, versus R$ 7 million in 2Q18 and R$ 12 million in 1Q19.

Non-routine items were R$ 167 million negative in 2T19 refer to write-off arising from the credit reconciliation and tax incentives from previous periods, with no expectation of realization.

Investments

Table 8 – Capex

The Company’s consolidated Capex, including international operations, totaled R$ 2,061 million in 2Q19 (+50.7 y.o.y. and +19.5 q.o.q.). Capex in Brazilian operations totaled R$ 2,057 million in 2Q19, increasing 50.6 over 2Q18 and 19.5 over 1Q19, intensifying the Company’s strategy of accelerating fiber and 4.5G mobile broadband projects.

The increase in Capex in 2Q19, in particular, reflected the acceleration of investments foreseen in the Company's Strategic Plan, focusing on expansion of FTTH, high-speed broadband and 4G and 4.5G mobile coverage.

Operational Cash Flow (Routine EBITDA – Capex)

Table 9 - Operational Cash Flow

Table 10 - Operational Cash Flow from Brazilian Operations

Consolidated routine operational cash flow (routine EBITDA minus Capex) was negative by R$ 843 million in 2Q19, while routine operational cash flow in Brazilian operations was negative by R$ 849 million, mainly due to acceleration of investments and lower revenues, which impacted EBITDA, as mentioned in the Capex and Revenues section.

Depreciation/Amortization

Table 11 – Depreciation and Amortization

Depreciation and amortization expenses totaled R$ 1,496 million in 2Q19 (-6.0 y.o.y. and +2.3 q.o.q.).

Financial Results

Table 12 – Financial Result (Oi S.A. Consolidated)

In 2Q19, Oi S.A. recorded a net financial expense of R$ 1,374 million, an increase of R$ 1,172 million over 1Q19 and R$ 175 million over 2Q18.

In the quarter, the increase in financial expenses was explained by the negative impact of "Other Financial Income/Expenses”, mainly due to a positive impact related to the monetary restatement of PIS and COFINS credits on ICMS tax of R$ 1,025 million in 1Q19. However, the quarter benefited from the “Net FX Result”, which contributed R$ 125 million to financial income, following the 1.66 appreciation of the real against the US dollar, versus a depreciation in the previous quarter. The “Net Interest” and “Amortization of Fair Value Adjustment” lines did not vary significantly in the sequential comparison.

In the annual comparison, it is worth mentioning that, in 2Q18, the real depreciated 16.01 against the US dollar, with a negative impact on dollar-denominated debt. As a result, the Company recorded a financial expense of R$ 827 million in the “Net FX Result” in that quarter, contributing to the higher net expense ex- IFRS-16 in the period.

.

Net Earnings (Loss)

Table 13 – Net Earnings (Loss) (Oi S.A. Consolidated)

In 2Q19, the Company's operating earnings (loss) before the financial result and taxes (EBIT) came to a loss of R$ 446 million, versus earnings of R$ 128 million in 2Q18 and earnings of R$ 775 million in 1Q19. In 2Q19, the Company recorded a net financial expense of R$ 1,142 million and income tax and social contribution expenses of R$ 37 million, giving a consolidated net loss of R$ 1,625 million. Considering the effects of IFRS 16, the Company recorded a consolidated net loss of R$ 1,709 million.

Debt & Liquidity

Table 14 – Debt

Oi S.A. ended 2Q19 with consolidated gross debt of R$ 16,868 million, an increase of 3.0, or R$ 495 million, over 1Q19 and 10.8 , or R$ 1,648 million, over 2Q18. The sequential and annual increases were due to interest accrual and amortization of the present value adjustment, which contributed to increasing debt every quarter, partially offset by the positive impact of the appreciation of the real against the US dollar in the sequential (1.7) and the annual (0.6) comparisons over dollar-denominated debt.

At the end of 2Q19, debt in foreign currency accounted for 51.7 of fair value debt, with a consolidated average duration of approximately 11 years.

The Company closed 2Q19 with a consolidated cash position of R$ 4,296 million, a decline of 31.5 from March 2019 and 17.4 from June 2018, resulting in net debt of R$ 12,573 million. The reduction in the cash position was mainly due to non-recurring and regulatory obligations in the quarter, such as Fistel and concession fees, in addition to the acceleration of Capex in the period.

Table 15 – Cash Position (Brazilian Operations)

Table 16 – Gross Debt Breakdown

Table 17 – Income Statement (Oi S.A. Consolidated)

R$ million	2Q19	IFRS 16	1Q19 [IFRS 16]	2019	IFRS 16	2019 [IFRS 16]
Net Operating Revenues	**5,091**	**0**	**5,091**	**10,221**	**0**	**10,221**
Operating Costs and Expenses	**-4,041**	**381**	**-3,660**	**-6,933**	**758**	**-6,176**
Personnel	-600	-	-600	-1,204	-	-1,204
Interconnection	-105	-	-105	-241	-	-241
Third-Party Services	-1,511	-	-1,511	-3,010	-	-3,010
Network Maintenance Service	-257	-	-257	-531	-	-531
Handset Costs/Other [COGS]	-46	-	-46	-96	-	-96
Marketing	-114	-	-114	-186	-	-186
Rent and Insurance	-1,055	381	-674	-2,094	758	-1,337
Provision for Contingencies	-54	-	-54	-114	-	-114
Provision for Bad Debt	-131	-	-131	-267	-	-267
Taxes and Other Revenues [Expenses]	-170	-	-170	810	-	810
EBITDA	**1,050**	**381**	**1,431**	**3,288**	**758**	**4,046**
Margin %	28.1%	n.m.	28.1%	39.6%	n.m.	39.6%
Depreciation and Amortization	-1,496	-233	-1,729	-2,959	-461	-3,419
EBIT	**-446**	**147**	**-298**	**330**	**297**	**627**
Financial Expenses	-1,121	-232	-1,353	-2,437	-469	-2,906
Financial Income	-20	0	-20	1,330	0	1,330
Net Earnings [Loss] Before Tax and Social Contribution	**-1,587**	**-85**	**-1,672**	**-777**	**-172**	**-949**
Income Tax and Social Contribution	-37	-	-37	-82	-	-82
Consolidated Net Earnings [Loss]	**-1,625**	**-85**	**-1,709**	**-859**	**-172**	**-1,030**
Margin %	-31.9%	n.m.	-33.6%	-10.1%	n.m.	-10.1%

Table 18 – Balance Sheet (Oi S.A. Consolidated)

R$ million	06/30/2019	IFRS 16	06/30/2019 [IFRS 16]	03/31/2019	06/30/2018
TOTAL ASSETS	**68,318**	**8,049**	**76,367**	**77,790**	**67,432**
Current	**21,937**	**0**	**21,937**	**24,058**	**23,256**
Cash and cash equivalents	4,061	0	4,061	6,030	5,096
Financial investments	197	0	197	198	42
Derivatives	6	0	6	23	0
Accounts Receivable	6,677	0	6,677	6,633	7,097
Inventories	319	0	319	300	259
Recoverable Taxes	651	0	651	611	853
Other Taxes	1,726	0	1,726	1,716	968
Assets in Escrow	1,522	0	1,522	1,535	1,508
Held-for-sale Assets	4,781	0	4,781	4,813	5,082
Other Current Assets	1,997	0	1,997	2,199	2,350
Non-Current Assets	**46,381**	**8,049**	**54,430**	**53,732**	**44,176**
Long Term	10,028	0	10,028	9,943	9,071
.Other Taxes	1,913	0	1,913	1,889	677
.Financial investments	38	0	38	37	61
.Assets in Escrow	7,192	0	7,192	7,131	7,952
.Other	885	0	885	886	380
Investments	117	0	117	118	125
Property Plant and Equipment	29,726	8,049	37,775	36,929	27,171
Intagible Assets	6,509	0	6,509	6,742	7,808

TOTAL LIABILITIES	**68,318**	**8,049**	**76,367**	**77,790**	**67,432**
Current	**10,543**	**1,467**	**12,010**	**12,012**	**8,973**
Suppliers	6,038	0	6,038	5,640	4,139
Leases	0	1,467	1,467	1,422	0
Loans and Financing	319	0	319	129	299
Financial Instruments	0	0	0	0	0
Payroll and Related Accruals	785	0	785	910	702
Provisions	506	0	506	534	781
Pension Fund Provision	0	0	0	0	93
Payable Taxes	20	0	20	51	142
Other Taxes	971	0	971	1,363	998
Dividends Payable	6	0	6	6	6
Liabilities associated to held-for-sale assets	473	0	473	472	274
Authorizations and Concessions Payable	36	0	36	120	57
Other Accounts Payable	1,390	0	1,390	1,365	1,481
Non-Current Liabilities	**31,816**	**6,681**	**38,497**	**38,347**	**30,834**
Suppliers	3,054	0	3,054	3,238	3,321
Leases	0	6,681	6,681	6,675	0
Loans and Financing	16,555	0	16,555	16,256	14,922
Loans and Financing	0	0	0	0	0
Payable and Deferred Taxes	53	0	53	0	3,273
Other Taxes	639	0	639	634	893
Contingency Provisions	4,161	0	4,161	4,081	4,852
Pension Fund Provision	610	0	610	593	571
Outstanding authorizations	0	0	0	0	0
Other Accounts Payable	6,743	0	6,743	6,871	3,001
Shareholders' Equity	**25,959**	**-100**	**25,859**	**27,430**	**27,625**

Please note

The main tables in this Earnings Release will be available in Excel format in the “Financial Information/Quarterly Reports” section of the Company’s website (www.ri.oi.com.br/).

Definitions of the terms used in the Earnings Release are available in the Glossary section of the Company’s website: http://ri.oi.com.br/oi2012/web/conteudo_pt.asp?idioma=0&conta=28&tipo=44320

Subsequent Events

•        On July 16, 2019, further to the Notices to the Market dated December 3, 2018 and January 14, 2019, the Company disclosed its strategic plan, under which it is pursuing strategic alternatives for the future, focusing on improving its operational and financial performance in the context of the judicial reorganization process. Please note that said plan includes projections and estimates (guidance) of the following indicators, based on reasonable assumptions, which are subject to several factors:

•         Net service revenues (2019 – 2024) – Compound Annual Growth Rate (CARG > 2 );

•         Routine EBITDA for 2019 (between R$ 4.5 billion and R$ 5.5 billion); and

•         Routine EBITDA (2019 – 2021) – Compound Annual Growth Rate (CARG > 15 -20 ).

CVM INSTRUCTION 358, ART. 12: Direct or indirect controlling shareholders and shareholders who elect members of the Board of Directors or the Fiscal Council, and any other individual or legal entity, or group of persons, acting as a group or representing the same interests, that attains a direct or indirect interest representing five percent (5) or more of a type or class of shares of the capital of a publicly-held company, must notify the Securities Commission (CVM) and the Company of the fact, in accordance with the above article.

Oi recommends that its shareholders comply with the terms of article 12 of CVM Instruction 358, but it takes no responsibility for the disclosure or otherwise of acquisitions or disposals by third parties of interests corresponding to 5 or more of any type or class of its share, or of rights over those shares or other securities that it has issued.

Table 21 – Shares of the Company’s Capital Stock

Shareholding position as of 6/30/2019

(1) The outstanding shares do not consider the shares held by the Board of Directors and by the Executive Board.

Rio de Janeiro, August 14, 2019. This report includes consolidated financial and operating data for Oi S.A. – Under Judicial Reorganization (“Oi S.A.” or “Oi” or “Company”) and its direct and indirect subsidiaries as of June 30, 2019. In compliance with CVM instructions, the data are presented in accordance with International Financial Reporting Standards (IFRS). Due to the seasonality of the telecom sector in its quarterly results, the Company will focus on comparing its financial results with the same period of the previous year.

This report contains projections and/or estimates of future events. The projections contained herein were compiled with due care, taking into account the current situation, based on work in progress and the corresponding estimates. The use of terms such as “projects”, “estimates”, “anticipates”, “expects”, “plans”, “hopes” and so on, is intended to indicate possible trends and forward-looking statements which, clearly, involve uncertainty and risk, so that future results that may differ from current expectations. These statements are based on various assumptions and factors, including general economic, market, industry, and operational factors. Any changes to these assumptions or factors may lead to practical results that differ from current expectations. Excessive reliance should not be placed on these statements.

Forward-looking statements relate only to the date on which they are made, and the Company is not obliged to update them as new information or future developments arise. Oi takes no responsibility for transactions carried out or investment decisions taken on the basis of these projections or estimates. The financial information contained herein is unaudited and may therefore differ from the final results.

Oi – Investor Relations Marcelo Ferreira	+55 (21) 3131-1314	marcelo.asferreira@oi.net.br
Bruno Nader	+55 (21) 3131-1629	bruno.nader@oi.net.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2019

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer